February 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Annual Report on Form 10-K for the Year Ended December 31, 2021 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Western Union Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on February 24, 2022.

Sincerely,

The Western Union Company

By: /s/ DARREN A. DRAGOVICH
Name: Darren A. Dragovich Title: Vice President and Interim Secretary